UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 8)*

INTERCEPT PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45845P108
(CUSIP Number)

September 2, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Genextra S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,000,000 shares of Common Stock

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,000,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Francesco Micheli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,000,000 shares of Common Stock

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,000,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Paolo Fundarò

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
55,673 shares of Common Stock

	6	SHARED VOTING POWER
0 shares of Common Stock

	7	SOLE DISPOSITIVE POWER
55,673 shares of Common Stock

	8	SHARED DISPOSITIVE POWER
0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,673 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13G (the “Schedule 13G”), dated February 14, 2013, as subsequently amended by Amendment No. 1, dated February 13, 2014 (“Amendment No. 1”), Amendment No. 2, dated February 17, 2015 (“Amendment No. 2”), Amendment No. 3, dated April 9, 2018 (“Amendment No. 3”), Amendment No. 4, dated February 8, 2019 (“Amendment No. 4”), Amendment No. 5, dated July 25, 2019 (“Amendment No. 5”), Amendment No. 6, dated May 15, 2020 (“Amendment No. 6”), and Amendment No. 7, dated August 17, 2020 (“Amendment No. 7”) filed jointly by Genextra S.p.A. (“Genextra”), Francesco Micheli and Paolo Fundarò, with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Intercept Pharmaceuticals, Inc. (the “Issuer”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13G.

Items 2(a), 4 and 5 of the Schedule 13G are hereby amended and supplemented to add the following:

Item 2.	Ownership:

(a)	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Genextra, Francesco Micheli, and Paolo Fundarò, who are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 25, 2019, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 4.	Ownership:

(a)	Amount beneficially owned:

Genextra beneficially owns 4,000,000 shares of Common Stock.

Mr. Micheli beneficially owns 4,000,000 shares of Common Stock, consisting of 4,000,000 shares of Common Stock owned by Genextra. Mr. Micheli is an Executive Director and Chairman of the board of Genextra and, in such capacity, Mr. Micheli exercises voting control over the shares of Common Stock owned by Genextra. Mr. Micheli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

Subsequent to the filing of Amendment No. 7 to the Schedule 13G, Mr. Fundarò did not stand for reelection to the board of Genextra and resigned from his position as chief executive officer of Genextra, and although Mr. Fundarò remains employed by Genextra, he is no longer attributed with beneficial ownership of the shares held by Genextra. Mr. Fundarò beneficially owns 55,673 shares of Common Stock, consisting of (a) 28,057 shares of Common Stock owned directly by Mr. Fundarò and (b) an aggregate of 27,616 shares of Common Stock issuable upon the exercise of options that are exercisable or exercisable within sixty days of the date hereof or the vesting of restricted stock units vesting within sixty days of the date hereof.

The percentage of Common Stock beneficially owned by each Reporting Person as of September 2, 2022 is based on a total of 29,798,040 shares of Common Stock of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Form 10-Q dated August 3, 2022, filed with the Securities and Exchange Commission on August 3, 2022.

(b)	Percent of class:

 See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

 See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

See the information related to Mr. Fundarò in Item 4 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2022	GENEXTRA S.P.A.

	By:	/s/ Francesco Micheli
Name: Francesco Micheli Title: Chairman and Chief Executive Officer

September 2, 2022	/s/ Francesco Micheli
Francesco Micheli

September 2, 2022	/s/ Paolo Fundarò
Paolo Fundarò